UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 23, 2021

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(833) 419-2749
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1	Other Events

Message to Stockholders

On November 23, 2021, BRIX REIT, Inc. (the “Company”) posted a message to stockholders on its website at www.brix-reit.com that provides an update regarding the status of implementing the Company’s Plan of Liquidation which was approved by stockholders on September 15, 2020. A copy of the message to stockholders is attached hereto as Exhibit 15 and incorporated herein by reference.

Exhibits

Exhibit No.	Description
15	Message to Stockholders of BRIX REIT, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: November 23, 2021